United States securities and exchange commission logo





                            May 25, 2023

       Spencer Collins
       Chief Legal Officer
       Arm Holdings Limited
       110 Fulbourn Road
       Cambridge CB1 9NJ
       United Kingdom

                                                        Re: Arm Holdings
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on April
28, 2023
                                                            CIK No. 0001973239

       Dear Spencer Collins:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Risk Factors
       Actual or perceived security vulnerabilities in our information technology systems, including cyberattacks, security breaches..., page 41

   1. We note that you may be subject to cyberattacks. Please update your risks characterized as potential if you
have experienced a cyberattack.
       SoftBank's interests may conflict with our own interests and those of holders of our ADSs., page
       52

   2. We note your disclosure that SoftBank is not restricted from competing with you or
 Spencer Collins
FirstName  LastNameSpencer Collins
Arm Holdings  Limited
Comapany
May        NameArm Holdings Limited
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
         otherwise taking for itself or its other affiliates certain corporate opportunities that may be attractive to you. Please revise your cross-reference here to clarify which related party transaction this applies to.
Risks Relating to this Offering and Ownership of Our Securities, page 59

3.       Please revise to add a risk factor regarding the deposit agreement   s
limitations on
         obligations and liabilities that are discussed on pages 175 and 176. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors and Trends Affecting Our Operating Results, page 78

4. We note your disclosures about your two non-recourse facilities with SoftBank and
         SoftBank Vision Fund, such as on page 141. Please revise to discuss any known trends, uncertainties, and commitments, such as the recurrence of these facilities, which are reasonably likely to have a material effect on your results of operations or financial condition. Further, please revise to add a risk factor discussing such known trends, uncertainties, and commitments about these non-recourse facilities. Reconciliation of Non-GAAP Financial Measures, page 85

5. The reconciliations here include an adjustment for equity-settled share-based compensation expense of $30 million for the fiscal year ended March 31, 2022. Please revise footnote (1) to the tables to clearly explain why equity-settled share-based compensation expense was more than the total share-based compensation expense of $26 for the fiscal year ended March 31, 2022.
Research and development, page 90

6. We note your disclosure that your government research grant income decreased in the fiscal year ended March 31, 2022 as compared to the comparable period in 2021 due to a non-recurring government research grant income recognized in the prior fiscal year.
          Please tell us if this research grant refers to the Innovate U.K. grant in fiscal years ended
         March 31, 2022 and 2021, as disclosed on F-25. If so, please revise to clarify how this was a non-recurring government research income in 2021, but not in 2022.
Liquidity and Capital Resources, page 92

7. We note your disclosure on page 45 that you have experienced material weaknesses in your internal control over financial reporting. Please revise to discuss any material cash requirements from remediation efforts.
Business
Our Market Opportunity, page 107

8. Please provide the basis or source for your March 31, 2023 total addressable market and compound annual growth rate.
 Spencer Collins
FirstName  LastNameSpencer Collins
Arm Holdings  Limited
Comapany
May        NameArm Holdings Limited
     25, 2023
May 25,
Page 3 2023 Page 3
FirstName LastName
Management and Executive Remuneration
Remuneration of Executive Officers and Directors, page 130

9. Please file your executive officer employment agreements, director remuneration policy and Arm Annual Bonus Plan. Please refer to Item 601(b)(10)(iii) of Regulation S-K or tell us why such exhibits are not required.
Financial Statements
Notes to Consolidated Financial Statements
1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-18

10. Please refer to the License and Other Revenues discussion on page 86 and revise this note to address the following:
             Disclose the timing of your revenue recognition for licensing products still under development, and where you indicate that delivery can be many months, or even years, after executing a license agreement; and
             Explain when delivery and revenue recognition occur for your AFA agreements, given your statement that there are two components to the contracts that have license fees payable at different points in time.
10. Equity Investments, page F-34

11. We note that you use the equity method to account for your 10% interest in HOPU-ARM
         Holding Company Limited. Please explain to us in detail, and revise the note to briefly describe, how you exercise significant influence over this entity in accordance with ASC
         323-10-15-6.
21. Segment and Geographic Information, page F-55

12. We note from page 40 the discussion of your pending litigation with your "major customer," Qualcomm. Further, you disclose here that you have three customers that collectively represented 42% of your revenue, including one customer that accounted for
         18% of total revenue, for the year ended March 31, 2022. To enhance an investor's understanding of your risk concentrations, please consider revising this note to name these significant customers and to specifically disclose the percentage of your revenues that
         Qualcomm represented in fiscal year ended March 31, 2022. Refer to ASC 275-10-50.
22. Subsequent Events, page F-55

13. Please tell us the nature of the "longstanding corporate governance issue" to which you refer.
14. You describe on page 73 the corporate reorganization you intend to complete prior to the completion of this offering. Also, on page F-56 you disclose that you will have Executive
         Awards of $55 million that vest upon the occurrence of an IPO, and on page 140 that you
 Spencer Collins
Arm Holdings Limited
May 25, 2023
Page 4
      granted a special cash award to your CEO that will vest upon completion of the offering.
      In addition, disclosure on page 98 states that there will be share-based compensation recognized upon completion of the offering. Please tell us what consideration you gave to presenting pro forma financial information to reflect these material transactions, including their impact on your equity and earnings per share amounts upon completion of the IPO.
      Refer to SAB Topic 1.B.2 and Article 11 of Regulation S-X.
15. Please provide us your analysis of whether Arm Limited is a China-based issuer. Please refer to the Division of Corporation Finance's Sample Letter to China-Based Companies
      published on December 20, 2021.
       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameSpencer Collins
                                                            Division of
Corporation Finance
Comapany NameArm Holdings Limited
                                                            Office of
Manufacturing
May 25, 2023 Page 4
cc:       Justin Salon
FirstName LastName